 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  October 23, 2014

Islet Sciences, Inc.
(Exact Name of Registrant as Specified in Charter)

Nevada	001-34048	87-0531751
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8601 Six Forks Rd., Suite 400
Raleigh, North Carolina 27615

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (919) 480-1518

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On October 23, 2014, Islet Sciences, Inc., a Nevada corporation (the “Company”) issued the attached press release, which is incorporated herein by reference.

No Offer to Sell or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger, the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Brighthaven Ventures, L.L.C., a North Carolina limited liability company (“BHV”), Avogenx, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Avogenx”), Islet Merger Sub, Inc., a Nevada corporation and a direct wholly owned subsidiary of Avogenx, and each of the members of BHV, or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed transactions contemplated by the Merger Agreement, Avogenx currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of the Company, which the Company currently intends to file with the SEC. Avogenx and the Company also plan to file other relevant materials with the SEC. Stockholders of the Company are urged to read the consent solicitation statement/prospectus contained in the Registration Statement when it becomes available and any other relevant materials filed with the SEC because these materials will contain important information about the proposed Transactions. Once available, these materials will be made available to the stockholders of the Company at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, once available, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from the Company at www.isletsciences.com/investors or by emailing info@isletsciences.com Attn.: Investor Relations.

Participants in the Solicitation

The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of consents from the stockholders of the Company in respect of the proposed transactions contemplated by the Merger Agreement. Information about the executive officers and directors of the Company is set forth in the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2014, as filed with the SEC on July 28, 2014.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No	Description

99.1	Press Release dated October 23, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Islet Sciences, Inc.

Dated: October 23, 2014	By:	/s/ James Green
Name: James Green
Title: Chief Executive Officer